               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                      ____________________


                            FORM 11-K
                          ANNUAL REPORT

                      ____________________


                Pursuant to Section 15(d) of the

                 Securities Exchange Act of 1934


                      ____________________


           For the Fiscal Year Ended December 31, 1994


                      _____________________


          PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                      FOR HOURLY EMPLOYEES

                   Commission File No. 1-5591

                     ______________________

                        PENNZOIL COMPANY

                 Pennzoil Place, P. O. Box 2967
                   Houston, Texas  77252-2967
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee,
Pennzoil Company Savings and
Investment Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil Company Savings and Investment Plan for Hourly Employees (the Plan) as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994, included as
Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 1994, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974. The Fund Information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            ARTHUR ANDERSEN LLP

Houston, Texas
May 18, 1995


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                                       FOR HOURLY EMPLOYEES

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1994

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.           Fidelity          Dreyfus/
                                                  Lynch             Morgan           Advisor           Laurel              New
                                                Retirement      Institutional        Income &          Equity              York
                                               Preservation          Bond             Growth            Index             Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $      -          $      -          $      -          $      -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                         2,680,983               -                 -                 -                 -
    Mutual funds                                       -              28,671            78,486         1,508,834           101,599
    Cash and temporary investments                 100,851               -                 -                 -                 -
    Participant loans                                  -                 -                 -                 -                 -

  Receivables-
    Employee contributions                          11,977               299               898             7,186               898
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                  150               -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
       Total assets                              2,793,961            28,970            79,384         1,516,020           102,497

LIABILITIES:
    Payable to brokers                                 -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $2,793,961        $   28,970        $   79,384        $1,516,020        $  102,497
                                               ============      ============      ============      ============      ============


                                                                                      Non-
                                                                                   Participant
                                                 Participant Directed Funds         Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $1,126,510        $2,811,602        $3,938,112
    Battle Mountain Gold Company
      common stock                                     -              12,628            11,198            23,826
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           2,680,983
    Mutual funds                                       -                 -                 -           1,717,590
    Cash and temporary investments                     -                 -              78,783           179,634
    Participant loans                              245,726               -                 -             245,726

  Receivables-
    Employee contributions                             -               8,683               -              29,941
    Employer contributions                             -                 -              15,044            15,044
    Investment income                                  -                 -                 158               308
                                               ------------      ------------      ------------      ------------
       Total assets                                245,726         1,147,821         2,916,785         8,831,164

LIABILITIES:
    Payable to brokers                                 -                 -              28,333            28,333
                                               ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $  245,726        $1,147,821        $2,888,452        $8,802,831
                                               ============      ============      ============      ============

 See notes to financial statements.


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                                       FOR HOURLY EMPLOYEES

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1993

                                                                                                        Non-
                                                                                                     Participant
                                                        Participant Directed Funds                    Directed
                                               ------------------------------------------------      ------------
                                                Guaranteed                           Company           Company
                                                  Income            Equity            Stock             Stock
                                                   Fund              Fund              Fund              Fund             Total
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:
  Investments, at current value-
   Pennzoil Company common stock                $      -          $      -          $1,032,002        $2,600,495        $3,632,497
   Battle Mountain Gold Company
     common stock                                      -                 -              11,760            10,424            22,184
   Guaranteed investment contract                2,583,087               -                 -                 -           2,583,087
   Common trust funds-
     Stock fund                                        -           1,341,170               -                 -           1,341,170
     Cash and temporary investments                    -              64,248               -              21,717            85,965
  Receivables-
   Employee contributions                           10,945             6,070             4,954               -              21,969
   Employer contributions                              -                 -                 -              15,244            15,244
   Investment income                                   -               2,401               -                   5             2,406
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
   FOR BENEFITS                                 $2,594,032        $1,413,889        $1,048,716        $2,647,885        $7,704,522
                                               ============      ============      ============      ============      ============

 See notes to financial statements.


                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                              FOR HOURLY EMPLOYEES

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                             (WITH FUND INFORMATION)
                                       FOR THE YEAR ENDED DECEMBER 31,1994


                                                                      Participant Directed Funds
                                        ---------------------------------------------------------------------------------------
                                                                                Merrill             J.P.             Fidelity
                                                                                 Lynch             Morgan            Advisor
                                        Guaranteed                            Retirement       Institutional         Income &
                                          Income             Equity          Preservation           Bond              Growth
                                           Fund               Fund               Trust              Fund               Fund
                                        -----------        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                     $2,594,032         $1,413,889         $      -           $      -           $      -

CONTRIBUTIONS:
  Employee                                 441,536            290,063            201,794              3,830              8,823
  Employer                                     -                  -                  -                  -                  -

INVESTMENT INCOME:
  Dividends                                    -                6,073                -                  -                  -
  Interest                                  99,653               (725)            50,619                -                  -
  Loan Repayment Interest                      -                  -                  226                 14                 22

REALIZED GAIN (LOSS) ON SALE
  OF INVESTMENTS                               -                  -                  -                  -                  -

UNREALIZED APPRECIATION /
  (DEPRECIATION) OF INVESTMENTS                -               28,875                -                  (96)            (1,452)

NET TRANSFERS AMONG FUNDS AND
  OTHER PLANS (Note 1)                  (2,996,268)        (1,675,508)         2,687,543             25,287             72,571

PARTICIPANT LOANS (Note 1)
  New Loans Issued                             -                  -              (74,349)              (163)              (752)
  Principal Received                           -                  -                  559                 98                177

EXPENSES                                       -                  -                 (279)               -                   (5)

DISTRIBUTIONS AND WITHDRAWALS             (138,953)           (62,667)           (72,152)               -                  -
  (Note 1)
                                        -----------        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $      -           $      -           $2,793,961         $   28,970         $   79,384
                                        ===========        ===========        ===========        ===========        ===========


                                                               Participant Directed Funds
                                        --------------------------------------------------------------------
                                          Dreyfus/
                                           Laurel              New
                                           Equity              York                                Company
                                           Index             Venture              Loan              Stock
                                           Trust               Fund               Fund               Fund
                                        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                     $      -           $      -           $      -           $1,048,716

CONTRIBUTIONS:
  Employee                                 122,051              9,904                -              305,285
  Employer                                     -                  -                  -                  -

INVESTMENT INCOME:
  Dividends                                    -                  -                  -               61,681
  Interest                                   2,224                -                  -                  445
  Loan Repayment Interest                      164                 17                -                  636

REALIZED GAIN (LOSS) ON SALE
  OF INVESTMENTS                               -                  -                  -              (15,534)

UNREALIZED APPRECIATION /
  (DEPRECIATION) OF INVESTMENTS            (34,270)              (623)               -             (348,668)

NET TRANSFERS AMONG FUNDS AND
  OTHER PLANS (Note 1)                   1,500,198             95,812                -              281,744

PARTICIPANT LOANS (Note 1)
  New Loans Issued                         (45,993)            (2,629)           248,320           (124,434)
  Principal Received                           344                 31             (2,594)             1,385

EXPENSES                                      (114)               (15)               -                  -

DISTRIBUTIONS AND WITHDRAWALS              (28,584)               -                  -              (63,435)
  (Note 1)
                                        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $1,516,020         $  102,497         $  245,726         $1,147,821
                                        ===========        ===========        ===========        ===========


                                           Non-
                                        Participant
                                         Directed
                                        -----------

                                          Company
                                           Stock
                                           Fund               Total
                                        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                     $2,647,885         $7,704,522

CONTRIBUTIONS:
  Employee                                     -            1,383,286
  Employer                                 752,594            752,594

INVESTMENT INCOME:
  Dividends                                175,092            242,846
  Interest                                   1,113            153,329
  Loan Repayment Interest                      -                1,079

REALIZED GAIN (LOSS) ON SALE
  OF INVESTMENTS                           (38,857)           (54,391)

UNREALIZED APPRECIATION /
  (DEPRECIATION) OF INVESTMENTS           (872,161)        (1,228,395)

NET TRANSFERS AMONG FUNDS AND
  OTHER PLANS (Note 1)                     383,068            374,447

PARTICIPANT LOANS (Note 1)
  New Loans Issued                             -                  -
  Principal Received                           -                  -

EXPENSES                                    (1,227)            (1,640)

DISTRIBUTIONS AND WITHDRAWALS             (159,055)          (524,846)
  (Note 1)
                                        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $2,888,452         $8,802,831
                                        ===========        ===========


 See notes to financial statements

             PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                         FOR HOURLY EMPLOYEES

                     NOTES TO FINANCIAL STATEMENTS



(1)   DESCRIPTION OF THE PLAN:

General -

The Pennzoil Company Savings and Investment Plan for Hourly Employees (the Plan) was established effective January 1, 1989, by Pennzoil Company. The purpose of the Plan is to encourage hourly employees of Pennzoil Company and participating subsidiaries and affiliated companies (Pennzoil) to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death. Prior to January 1, 1989, some hourly and salaried employees participated in the Pennzoil Company Savings and Investment Plan (the Prior Plan). Effective January 1, 1989, the account balances of all hourly employees in the Prior Plan at December 31, 1988, along with assets from the Roosevelt Refinery Hourly Employees Retirement Savings Plan, were transferred to the Plan. Upon changing wage status, a participant's account balance is transferred between the Plan and the Prior Plan.

Each person employed by Pennzoil who is a member of a collective bargaining unit which has agreed to participate in the Plan and who is receiving remuneration on an hourly basis on or after January 1, 1989 (the effective date), is eligible to participate in the Plan on the later of the effective date or the entry date coinciding with or next following their completion of one year of service.

During the 1993 plan year, in order to participate in the Plan, an eligible employee could authorize, by pretax payroll deduction, a contribution in whole percentages of not less than 1 percent and not more than 6 percent of annual compensation. In addition, an eligible employee could, independently of his pretax contribution, elect to make after-tax contributions to the Plan in whole percentages of not less than 1 percent and not more than 6 percent of annual compensation. Effective April 1, 1994, the Plan was amended to increase the maximum pretax and after-tax contributions for certain eligible employees from 6 percent of annual compensation to 12 percent of annual compensation. In addition, the maximum combined contribution rates of pretax and after-tax contributions based on years of participation in the Plan were increased to 9 percent, 10 percent and 12 percent, respectively, for those employees. The sum of the rates of pretax and after-tax contributions are subject to the following limitations:


Years of Participation (a)     Maximum Combined Contribution Rate
- --------------------------     ----------------------------------
                                                       After
                                    1993           April 1, 1994
                                 -----------       -------------
      Less than 5 years               3%                 9%
      5 - 10 years                    4%                10%
      More than 10 years              6%                12%

For each Plan year, Pennzoil contributes an amount on behalf of participating employees equal to the following percentages of the aggregate pretax and after-tax contribution rates shown above. Pennzoil's contributions on behalf of participating employees was not changed by the amendment.

                                           Applicable
                                           Percentage -
           Years of                     Employer Matching
       Participation (a)                   Contribution
      -------------------               -----------------
      Less than 5 years                        50%
      5 - 10 years                             75%
      More than 10 years                      100%

(a)   Includes years of participation in the Plan, the Prior
      Plan or the Pennzoil Company and Participating Companies
      Employees Stock Purchase Plan.


Investment Choices -

Employer contributions are invested solely in Pennzoil Company common stock. At Pennzoil's discretion, employer contributions may be made either in cash or in Pennzoil Company common stock. Therefore, the statement of net assets available for benefits and statement of changes in net assets available for benefits present participant directed and non-participant directed activity separately. During 1994 and 1993, Pennzoil Company contributed 15,056 shares and 9,546 shares, respectively, of its common stock valued at the average of the high and low market prices on the date of the contribution.
All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments and are classified in the accompanying statement of net assets available for benefits under the caption "Cash and temporary investments."

For 1993 and the nine months ended September 30, 1994, employee contributions were invested as designated by each participating employee in one or more of the following investment funds:

   Fund Name                        Type of Investment(s)
- ----------------      -------------------------------------------

  I. Guaranteed       Investments in insurance or group annuity
     Income Fund      contracts with a guaranteed rate of return

 II. Equity Fund      Investments in common trust funds with
                      various holdings including (but not limited to) common stocks, corporate debt securities, interests in oil, gas or mineral properties and others

III. Company Stock    Common stock of Pennzoil Company
     Fund

Under the terms of the Plan, assets transferred from the Prior
Plan (which included shares of Battle Mountain Gold Company common stock) are at all times fully vested and nonforfeitable.

Effective October 1, 1994, the Plan was amended to offer more fund options to participants. All existing funds were transferred to the new six options, as directed by the participants, to the six funds described below:

     Fund Name                       Type of Investment(s)
- --------------------      -------------------------------------------

  I.  Merrill Lynch       Invests primarily in guaranteed investment
      Retirement          contracts (generally with insurance
      Preservation Trust  companies or banks which agree to return principal and a stated rate of return
                          over a specified period of time) and
                          U.S. Government and U.S. Government
                          Agency securities.
 II.  J. P. Morgan        Normally, at least 65% of the fund's
      Institutional       assets will be represented by
      Bond Fund           investment in securities rated "A" or
                          better by a major ratings agency.  The
                          fund's duration (a measure of average
                          maturity) ranges between 3-1/2 and 5-1/2
                          years.
III.  Fidelity Advisor    Invests in a diversified portfolio of
      Income and Growth   equity and fixed-income securities
      Fund                with income, growth of income and
                          capital appreciation potential.
 IV.  Dreyfus/Laurel      Consists of common stocks that, to the
      Equity Index        extent possible, duplicate the
      Trust               composition of Standard & Poor's Index
                          of 500 stocks.
  V.  New York Venture    Invests primarily in common stock and
      Fund                securities convertible into common
                          stock.  The fund ordinarily invests in
                          securities which management believes
                          have above-average appreciation potential.
 VI.  Company Stock       Common stock of Pennzoil Company


Loans -

Effective October 1, 1994, a participant may apply to the administrative committee of the Plan to borrow from his accounts, subject to certain limitations. Such loans will be for a term not to exceed five years (20 years in the case of loans to purchase a primary residence) and cannot exceed the lesser of
(a) $50,000 or (b) 50 percent of the participant's account balances.

Participant loans are reported as an asset of the Loan Fund and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures -

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and, second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions.

Withdrawals -

Withdrawals may be made from either an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the administrative committee of the Plan. After-tax withdrawals result in the participant's forfeiture of the right to participate in the Plan for 180 days. Pretax withdrawals are allowed only when the participant's age is 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant has been a member of the Plan for five full Plan years and will cause an employee to be suspended from participation in the Plan for 180 days.

Distribution of Benefits -

Benefits that are vested are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Plan Administration -

The Plan is administered by an administrative committee consisting of at least three members appointed by the board of directors of Pennzoil Company. The sole trustee of the Plan is Mellon Bank, N.A. (Trustee). All administrative expenses are borne by Pennzoil with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to reporting and regulations pursuant to the Employee Retirement Income Security Act of 1974.

Termination or Amendment of the Plan -

The Plan may be terminated, amended or modified by Pennzoil
Company at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.

(2)  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting -

The financial statements of the Plan are presented on the accrual basis of accounting, except that amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits. There were no such amounts outstanding at December 31, 1994. Such amounts outstanding at December 31, 1993 were
$59,876. A separate account is maintained for each participant which reflects the participant's contributions, net of withdrawals, and the participant's allocable share of Pennzoil contributions and the Plan's investment earnings.

Asset Valuation -

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values, except for the Guaranteed Income Fund at December 31, 1993, and the Retirement Preservation Trust at December 31, 1994, which represent contract value. For the Company Stock Fund, fair value was determined by using the applicable closing price of the funds listed on the New York Stock Exchange on the last trading day of the Plan year. For the Equity Fund at December 31, 1993, and all mutual funds at December 31, 1994, fair value was determined based on the closing price of the securities held by the collective fund as listed on the applicable stock exchange on the last trading day of the Plan year and the number of participating units held by the Plan in each fund. Contract value for the Guaranteed Income Fund and the Retirement Preservation Trust was determined based on contributions made under the investment contract plus interest earned at the contract's rate less funds used to pay investment fees charged by the insurance companies.

Effective October 1, 1994, investments in the Stock Fund are assigned units of participation. The unit value is determined daily based upon the fair market value of the underlying net assets. The total units assigned to participants at December 31, 1994 were 226,126. The unit value at December 31, 1994 was $17.42.

Realized gains (losses) are calculated based on proceeds from the sale of assets and the value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year. Unrealized appreciation (depreciation) of investments is calculated based on the market value of the assets at the end of the Plan year and the market value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year.

(3)  FEDERAL INCOME TAXES:

The Plan received a determination letter in October of 1994 that the Plan, as currently designed, is in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Internal Revenue Service concluded that the Plan is designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan was qualified and the related trust was tax-exempt as of December 31, 1994 and 1993.

                                                                                     SCHEDULE I

                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                              FOR HOURLY EMPLOYEES

                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                              DECEMBER 31, 1994



                                                                                                    Current
Identity of Issue                          Description of Investment                 Cost            Value
- ---------------------                      -------------------------              ----------       ----------
EQUITY SECURITIES:
 Common stock-
  Pennzoil Company <F1>                       89,250 shares--$.83-1/3 par value    $ 5,162,642      $ 3,938,112
  Battle Mountain Gold Company                 2,166 shares--$.10 par value              9,982           23,826
                                                                                   -----------      -----------
   Total equity securties                                                            5,172,624        3,961,938
                                                                                   -----------      -----------

MONEY MARKET:
 Merrill Lynch Retirement
    Preservation Trust <F1>                2,733,474 units of collective trust       2,680,983        2,680,983
                                                                                   -----------      -----------

MUTUAL FUNDS:
  Dreyfus/Laurel Equity
    Index Trust <F1>                         150,432 units of an equity fund         1,548,771        1,508,834
  New York Venture Fund                        9,104 units                             106,614          101,599
  Fidelity Advisor Income & Growth Fund        5,466 units                              79,873           78,486
  J.P. Morgan Institutional Bond Fund          3,133 units                              28,894           28,671
                                                                                   -----------      -----------
        Total mutual funds                                                           1,764,152        1,717,590
                                                                                   -----------      -----------

OTHER:
  Cash and temporary investments <F1>        179,634 units                             179,634          179,634
  Participant Loans with interest rates
    ranging from 8.75% to 9.5% <F1>                                                    245,726          245,726
                                                                                   -----------      -----------
     Total other assets                                                                425,360          425,360
                                                                                   -----------      -----------

     Total assets held for
       investment purposes                                                         $10,043,119      $ 8,785,871
                                                                                   ===========      ===========



<F1> Represents party in interest.

                                                                                     SCHEDULE II

                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                              FOR HOURLY EMPLOYEES

                                      SCHEDULE OF REPORTABLE TRANSACTIONS
                                      (SERIES OF INVESTMENT TRANSACTIONS)
                                      FOR THE YEAR ENDED DECEMBER 31, 1994


Number of
 Units or
Face Value        Identity of Party Involved         Purchase      Selling       Cost of          Net
  Amount          and Description of Assets           Price        Price<F1>      Asset          Gain
- ----------     -------------------------------      ----------    ----------    ----------     --------
For the nine months ended September 30, 1994:
- ---------------------------------------------
               Pennzoil Company common stock,
                $.83-1/3 par value -
    5,995         Purchases (13 transactions)       $  312,266    $     -       $  312,266     $    -

               Mellon Bank - EB Stock Fund -
    2,711         Purchases (8 transactions)           269,516          -          269,516          -
   15,855         Sales (1 transaction)                   -        1,616,758     1,247,658       369,100

               Mellon Bank - EB Temporary
                Investment Fund -
3,542,528         Purchases (188 transactions)       3,542,528          -        3,542,528          -
3,628,492         Sales (59 transactions)                 -        3,628,492     3,628,492          -

               Merrill Lynch Retirement
                Preservation Trust -
2,975,089         Purchases (15 transactions)        2,975,089          -        2,975,089          -
  201,867         Sales (11 transactions)                 -          201,867       201,867          -




<F1> Current value of asset on transaction date is equal to the selling price.

NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.


                                                                                     SCHEDULE II

                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                              FOR HOURLY EMPLOYEES

                                      SCHEDULE OF REPORTABLE TRANSACTIONS
                                      (SERIES OF INVESTMENT TRANSACTIONS)
                                      FOR THE YEAR ENDED DECEMBER 31, 1994


Number of
 Units or
Face Value        Identity of Party Involved         Purchase      Selling       Cost of          Net
  Amount          and Description of Assets           Price        Price<F1>      Asset          Gain
- ----------     -------------------------------      ----------    ----------    ----------     --------
For the three months ended December 31, 1994 (continued):
- ---------------------------------------------------------
               Pennzoil Company common stock,
                $.83-1/3 par value -
    6,203         Purchases (21 transactions)       $  292,572    $     -       $  292,572     $    -
    4,021         Sales (17 transactions)                 -          194,058       211,664       (17,606)

               Mellon Bank - EB Temporary
                Investment Fund -
  788,461         Purchases (85 transactions)          788,461          -          788,461          -
  609,303         Sales (54 transactions)                 -          609,303       609,303          -

               Merrill Lynch Retirement
                Preservation Trust -
  202,585         Purchases (10 transactions)          202,585          -          202,585          -
  438,564         Sales (33 transactions)                 -          438,564       438,564          -

               Dreyfus/Laurel Equity Index
                Trust -
  170,950         Purchases (12 transactions)        1,760,290          -        1,760,290          -
   21,463         Sales (29 transactions)                 -          217,184       221,188        (4,004)


<F1> Current value of asset on transaction date is equal to the selling price.

NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.


                               SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                              PENNZOIL COMPANY SAVINGS AND
                              INVESTMENT PLAN FOR HOURLY EMPLOYEES



                              By S/N TERRY HEMEYER
                              Terry Hemeyer
                              Chairman of the Administrative Committee


June 28, 1995

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



      As independent public accountants, we hereby consent to the incorporation of our report dated May 18, 1995, included herein, into Pennzoil Company's previously filed Registration Statements on Form S-8 Nos. 33-24261 and 33-53783.




                                      ARTHUR ANDERSEN LLP


Houston, Texas
June 28, 1995